Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262055

PROSPECTUS SUPPLEMENT

(To Prospectus dated January 14, 2022)

180,000,000 Ordinary Shares represented by 600,000 American Depositary Shares

This prospectus supplement, or the Supplement, modifies, supersedes and supplements certain information contained in, and should be read in conjunction with, that certain prospectus supplement filed with the Securities and Exchange Commission, or the SEC, by Can-Fite Biopharma Ltd., the Company, dated January 14, 2022, or the Prospectus, related to the resale by the selling shareholders named therein of up to 190,500,000 ordinary shares, par value NIS 0.25 per share of the Company, or ordinary shares, represented by 635,000 American Depository Shares, or ADSs, consisting of (i) 180,000,000 ordinary shares represented by 600,000 ADSs issuable upon the exercise of warrants issued in a private placement in December 2021, or the December 2021 Private Placement, at an original exercise price of $20.00 per share, or the December 2021 Investor Warrants, and (ii) 10,500,000 ordinary shares represented by 35,000 ADSs issuable upon the exercise of placement agent warrants issued in connection with the December 2021 Private Placement. The December 2021 Investor Warrants have been amended as described below under “Amendments to Existing Warrants.”

The ADSs are listed on NYSE American under the symbol “CANF.” On January 10, 2023, the closing price of our ADSs on the NYSE American was $6.57 per ADS. Our ordinary shares also trade on the Tel Aviv Stock Exchange, or TASE, under the symbol “CFBI”. On January 10, 2023, the last reported sale price of our ordinary shares on the TASE was NIS 8.30 or $2.3642 per share (based on the exchange rate reported by the Bank of Israel on the same day).

The information contained in this Supplement modifies and supersedes, in part, the information in the Prospectus. This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision. This Supplement amends only those sections of the Prospectus contained in this Supplement; all other sections of the prospectus supplement remain unchanged.

Investing in our securities involves risks. See “Risk Factors” on page 3 of the Prospectus and in the documents incorporated by reference into the Prospectus, including the risks described under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Effective as of January 9, 2023, the ratio of our ADSs to ordinary shares changed from one (1) ADS representing thirty (30) ordinary shares to a new ratio of one (1) ADS representing three hundred (300) ordinary shares, which ratio change had the same effect as a one-for-ten reverse ADS split, or the ADS Ratio Change. All share and per share prices in this Supplement have been adjusted to reflect the ADS Ratio Change.

FORWARD-LOOKING STATEMENTS

You should carefully consider the risk factors set forth in or incorporated by reference into the Prospectus, as well as the other information contained in or incorporated by reference into this Supplement and the Prospectus. This Supplement, the Prospectus and documents incorporated therein by reference contain forward-looking statements regarding events, conditions, and financial trends that may affect our plan of operation, business strategy, operating results, and financial position. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the “Risk Factors” section of the Prospectus and the reports incorporated by reference therein identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made or included in this Supplement and the Prospectus.

AMENDMENTS TO EXISTING WARRANTS

This Supplement is being filed to disclose the following:

On January 11, 2023, in connection with a securities purchase agreement, dated as of January 11, 2023, entered into by the Company with an institutional investor, or the RD Purchase Agreement, the Company filed a prospectus supplement, or the Registered Direct Prospectus Supplement, and the accompanying base prospectus with the SEC under the Company’s registration statement on Form F-3 (Registration No. 333- 249063). Pursuant to the RD Purchase Agreement and the Registered Direct Prospectus Supplement, the Company offered and sold an aggregate of 90,000,000 ordinary shares represented by 300,000 ADSs and pre-funded warrants to purchase up to 210,000,000 ordinary shares represented by 700,000 ADSs, or the Registered Direct Offering. Pursuant to the RD Purchase Agreement, the Company also offered and sold in a private placement to the institutional investor in the Registered Direct Offering unregistered Series A warrants to purchase up to an aggregate of 300,000,000 ordinary shares represented by 1,000,000 ADSs and unregistered Series B warrants to purchase up to an aggregate of 300,000,000 ordinary shares represented by 1,000,000 ADSs. The Series A warrants have an exercise price $6.00 per ADS, became exercisable immediately upon issuance and have a term of five and one-half years from the date of issuance and the Series B warrants have an exercise price $5.50 per ADS, became exercisable immediately upon issuance and have a term of 20 months from the date of issuance. The purchase price for one ADS and associated warrants was $5.50 and for one pre-funded warrant and associated warrants was $5.499. The Registered Direct Offering closed on January 3, 2023.

On January 11, 2023, concurrently with the Registered Direct Offering, the Company entered into a securities purchase agreement, dated as of January 11, 2023, with the institutional investor that participated in the Registered Direct Offering, for the purchase and sale of unregistered pre-funded warrants to purchase up to an aggregate of 109,091,100 ordinary shares represented by 363,637 ADSs, unregistered Series A warrants to purchase up to an aggregate of 109,091,100 ordinary shares represented by 363,637 ADSs and unregistered Series B warrants to purchase up to an aggregate of 109,091,100 ordinary shares represented by 363,637 ADSs, or the Private Placement Offering. The terms of the Series A warrants and the Series B warrants in sold in the Private Placement Offering are identical to those sold in the Registered Direct Offering. The purchase price for one pre-funded warrant and associated warrants was $5.499.

In connection with the Registered Direct Offering and the Private Placement Offering, we entered into Warrant Amendment Agreement, or the Warrant Amendment Agreement, with the investor in the offerings to amend the December 2021 Investor Warrants, in consideration for their purchase of approximately $7.5 million of our securities in the Registered Direct Offering and the Private Placement Offering. Pursuant to the Warrant Amendment Agreement, effective upon the closing of the Registered Direct Offering and the Private Placement Offering, such December 2021 Investor Warrants held by the investor in the Registered Direct Offering and the Private Placement Offering were amended to reduce the exercise price per ADS to $5.50 per share. No changes have been made to the other warrants sold in the December 2021 Private Placement to purchase up to an aggregate of 10,500,000 ordinary shares represented by 35,000 ADSs, which shares may be resold under the Prospectus, as amended by this Supplement.

The date of this Prospectus Supplement is January 13, 2023